The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and this prospectus supplement and the accompanying prospectus are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-104886

                   SUBJECT TO COMPLETION, DATED JULY 28, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 14, 2003)

                        [EXPRESSJET HOLDINGS, INC. LOGO]

                                5,000,000 SHARES

                           EXPRESSJET HOLDINGS, INC.

                                  COMMON STOCK
                              $         PER SHARE
                               ------------------
     Continental Airlines, Inc., the selling stockholder, is selling 5,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. The selling stockholder has granted the underwriters an option to purchase up to 750,000 additional shares of our common stock to cover over-allotments.

     Our common stock is listed on The New York Stock Exchange under the symbol "XJT." The last reported sale price of our common stock on The New York Stock Exchange on July 28, 2003 was $15.54 per share.
                               ------------------
     INVESTING IN THE SHARES INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 2 OF THE ACCOMPANYING
PROSPECTUS.
                               ------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                                 PER SHARE           TOTAL
                                                              ---------------   ---------------
Public Offering Price                                             $              $
Underwriting Discount                                             $              $
Proceeds to the Selling Stockholder (before expenses)             $              $

     The underwriters expect to deliver the shares to purchasers on or about
August   , 2003.
                               ------------------
CITIGROUP                   MERRILL LYNCH & CO.                   MORGAN STANLEY
                               ------------------
CREDIT SUISSE FIRST BOSTON        GOLDMAN, SACHS & CO.       UBS INVESTMENT BANK

July   , 2003

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................    ii
Where You Can Find More Information.........................   iii
Summary.....................................................   S-1
Risk Factors................................................   S-2
Use of Proceeds.............................................  S-16
Concurrent Offering of Convertible Notes....................  S-16
Stock Repurchase Agreement With Continental Airlines........  S-16
Selling Stockholder.........................................  S-18
Underwriting................................................  S-20
Legal Matters...............................................  S-23
Experts.....................................................  S-23
                            PROSPECTUS
Incorporation of Certain Documents by Reference.............     1
Forward-Looking Statements..................................     1
Risk Factors................................................     2
Our Company.................................................     2
Use of Proceeds.............................................     2
Selling Stockholder.........................................     3
Plan of Distribution........................................     5
Legal Matters...............................................     7
Experts.....................................................     7
Where You Can Find More Information.........................     7

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future the selling stockholder were to sell additional shares of our capital stock. Thus, the accompanying prospectus contains information which does not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. For information concerning this offering, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information concerning this offering. If anyone provides you with additional, different or inconsistent information concerning this offering, you should not rely on it. The selling stockholder is offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We rely on the safe harbor of the act in making such disclosures. Statements beginning with words such as "believes," "intends," "plans," "anticipates," "estimates" and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date this prospectus was filed with the SEC. Specifically, statements regarding our future operating costs, business prospects, growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our plans and assumptions about future events and are subject to uncertainties, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the known risks that could significantly impact our revenues, operating results, and capacity include, but are not limited to: our dependence on our capacity purchase agreement with Continental Airlines, Inc. ("Continental Airlines" or "Continental"); our dependence on Continental Airlines' financial and operational strength; the costs and other effects of enhanced security measures and other possible FAA requirements; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. For further discussions of these risks, please see the "Risk Factors" section of this prospectus supplement. We undertake no duty to update or revise any of our forward-looking statements contained in this prospectus supplement, the accompanying prospectus or in any documents we have incorporated by reference, whether as a result of new information, future events or otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" information filed with the SEC (File No. 1-31300). This means that we can disclose important information to you, without actually including the specific information in this prospectus supplement, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus supplement by reference:

     - Our Annual Report on Form 10-K for our fiscal year ended December 31,
       2002.

     - Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31 and June 30, 2003.

     - Our Current Reports on Form 8-K filed on January 3, 15 and 30, 2003; February 4 and 12, 2003; March 4, 2003; April 2, 2003; May 2, 2003; June
       3, 2003; July 2 and 29, 2003.

     - The description of our common stock contained in our Registration Statement on Form 8-A (filed April 15, 2002), including any amendment or report filed for the purpose of updating such description.

     You may obtain a copy of the filings incorporated by reference in this prospectus supplement at our website at www.expressjet.com or you may request a copy, at no cost, by writing or calling us at: ExpressJet Holdings, Inc., 1600 Smith Street, Dept. HQSCE, Houston, Texas 77002, Attention: Secretary (telephone: (713) 324-2639).

                                    SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the section entitled "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. When used in this prospectus supplement, the terms "ExpressJet," "we," "our" and "us' except as otherwise indicated or as the context otherwise indicates, refer to ExpressJet Holdings, Inc. and its wholly-owned subsidiaries, XJT Holdings, Inc. and ExpressJet Airlines, Inc., which operates as Continental Express.

                                  OUR COMPANY

     ExpressJet Holdings, Inc. was incorporated in Delaware in August 1996. We are the largest operator of regional jets in the world and the second-largest regional airline based on available seat miles. We are engaged in the business of transporting passengers, cargo and mail. Our principal asset is all of the issued and outstanding shares of capital stock of XJT Holdings, Inc., the sole owner of the issued and outstanding shares of common stock of ExpressJet Airlines, Inc., which operates as Continental Express. As of June 30, 2003, we offered scheduled passenger service with more than 1,100 daily departures to 123 destinations in the United States, Canada, Mexico and the Caribbean, providing Continental Airlines all of its regional jet capacity at its hub airports in New York/Newark, Houston and Cleveland. We believe our operations complement Continental Airlines' operations by allowing more frequent service, including off-peak-time-of-day departures, to smaller cities than could be provided economically with conventional large jet aircraft and by carrying traffic that connects with Continental Airlines' mainline jets. Our available seat miles have grown at a compounded annual rate of 23.9% from 2.6 billion in 1998 to 6.2 billion in 2002. We generated $626.9 million and $1.1 billion of revenue and $52.5 million and $84.3 million of net income applicable to common stockholders for the six months ended June 30, 2003 and the year ended December 31, 2002, respectively.

     Our principal executive offices are located at 1600 Smith Street, Dept. HQSCE, Houston, Texas 77002 and our telephone number is (713) 324-2639. Our Internet address is www.expressjet.com. Information on our website is not incorporated into and is not a part of this prospectus supplement or the accompanying prospectus.

                                  THE OFFERING

Common stock offered by the selling
stockholder:..........................     5,000,000

Common stock outstanding on July 15,
2003:.................................     64,000,000

Use of proceeds:......................     We will not receive any of the
                                           proceeds from the sale of shares by
                                           the selling stockholder. The selling
                                           stockholder will receive all net
                                           proceeds from the sale of shares of
                                           our common stock offered in this
                                           prospectus supplement.

New York Stock Exchange symbol:.......     XJT

     As of July 15, 2003, options to acquire approximately 1,312,000 shares of our common stock at a weighted average exercise price of $14.84 per share were outstanding.

     The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock.

     As a result of the offering and sale of our shares of common stock pursuant to this prospectus supplement, Continental Airlines' beneficial ownership of our common stock would decrease from approximately 53% to 45% (or 44% if the underwriters' option to purchase additional shares of our common stock is exercised in full) of our outstanding common stock. Such decrease in ownership, and any further decrease resulting from our concurrent offering of convertible notes and the application of the net proceeds from such offering to repurchase shares of our common stock from Continental Airlines, as described below under "Concurrent Offering of Convertible Notes," would affect certain governance rights of Continental Airlines with respect to us. See "Stock Repurchase Agreement with Continental Airlines" below.

                                  RISK FACTORS

     You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement before investing in our shares of common stock. All information regarding Continental Airlines has been derived from Continental Airlines' publicly filed documents with the SEC.

RISKS RELATING TO OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES

WE ARE DEPENDENT ON THE FINANCIAL AND OPERATIONAL STRENGTH OF CONTINENTAL AIRLINES.

     We are directly affected by the financial and operational strength of Continental Airlines. For example, we depend on Continental Airlines' ability to make payments to us under the capacity purchase agreement and other agreements between us. In addition, any reductions in Continental Airlines' market share or growth could result in Continental Airlines electing to reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement. Additionally, Continental Airlines leases from third parties a substantial portion of the aircraft and airport facilities it subleases to us. If Continental Airlines were to declare bankruptcy or otherwise default under these leases, we would have no right to continue operating these aircraft or to access these facilities. In that event, our ability to retain access to our aircraft and airport facilities would depend on negotiations between us and the third-party lessors.

     Despite recent improvements, the current U.S. domestic airline environment in which Continental Airlines operates continues to be one of the worst in airline history and could deteriorate further. Continental Airlines reported a net loss of $451 million for 2002 and a net loss of $142 million for the six months ended June 30, 2003. Continental Airlines' overall passenger revenue declined 7% during 2002 compared to 2001, and 1.7% in the second quarter of 2003 compared to the same period in 2002. Business traffic, Continental Airlines' most profitable source of revenue, and yields are down significantly, and carriers continue to offer reduced fares to attract passengers, which lowers Continental Airlines' passenger revenue and yields and raises its break-even load factor. Continental Airlines cannot predict when business traffic or yields will increase. Further, the long-term impact of any changes in fare structures, most importantly in relation to business fares, booking patterns, low-cost competitor growth, increased usage of regional jets, competitor bankruptcies and other changes in industry structure and conduct, cannot be predicted at this time, but could have a material adverse effect on our and on Continental Airlines' financial condition, liquidity and results of operations.

     Continental Airlines' business and financial performance is subject to a number of additional risks, including the following:

     - a weak global and domestic economy has significantly decreased its revenues;

     - the war in Iraq and spread of SARS have significantly reduced its bookings and lowered passenger traffic, especially impacting its international passenger traffic;

     - fuel costs, which are highly volatile and constitute a significant portion of Continental Airlines' operating expenses, have been at historically high levels;

     - the terrorist attacks of 2001 have caused Continental Airlines' security and insurance costs to increase significantly;

     - labor costs constitute a significant percentage of Continental Airlines' total operating costs, and any increase in its labor costs could materially adversely affect its financial performance;

     - Continental Airlines is highly leveraged, and this leverage may adversely affect its ability to satisfy its significant financing needs or meet its obligations;

     - in the current economic environment, major airline carriers are engaging in extensive price discounting and low-cost carriers are gaining market share; and

     - Continental Airlines' noncontributory defined benefit plan covering substantially all of its employees was significantly underfunded as of December 31, 2002.

ANY MATERIAL DETERIORATION OR SUSTAINED LACK OF IMPROVEMENT IN THE FINANCIAL OR OPERATIONAL STRENGTH OF CONTINENTAL AIRLINES COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONAL RESULTS AND OUR FINANCIAL CONDITION.

     The collective bargaining agreement between Continental Airlines and its pilots became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced with the Air Line Pilots Association in September 2002 and are continuing. Continental Airlines continues to believe that mutually acceptable agreements can be reached with its pilots, although the ultimate outcome of the negotiations is unknown at this time.

     Although Continental Airlines has been able to raise capital, downsize operations and reduce expenses significantly, current trends in the airline industry make it likely that Continental Airlines will continue to post significant losses in the foreseeable future. While Continental Airlines believes that its liquidity and access to cash will be sufficient to fund current operations through 2004 and beyond if it is successful in implementing previously announced revenue generating and cost-cutting measures, Continental Airlines believes that the economic environment in which it operates must improve for it to operate at its current size and expense level beyond that time.

     Even absent such adverse factors as further economic recession, additional terrorist attacks, post-war unrest in Iraq, decreased consumer demand, or increased fuel prices, Continental Airlines may find it necessary to downsize its operations and further reduce expenses. Therefore, Continental Airlines could reduce the level of its commitment or its utilization of our aircraft under the capacity purchase agreement, which could materially reduce our revenue and earnings. For a detailed discussion of Continental Airlines' results of operations, please see its report on Form 10-K for the year ended December 31, 2002 and subsequent quarterly reports filed with the SEC. In addition, refer to "Financial Statements and Supplementary Data -- Notes to Consolidated Financial Statements -- Note 9 -- ExpressJet Initial Public Offering and Capacity Purchase Agreement" in Continental Airlines' Form 10-Q for the second quarter of 2003, which sets forth Continental Airlines' disclosure of its future minimum non-cancellable commitments under the capacity purchase agreement.

OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES MAY BE TERMINATED, WHICH WOULD MATERIALLY REDUCE OUR REVENUE AND EARNINGS.

     Substantially all of our revenue is currently received under our capacity purchase agreement with Continental Airlines, which covers all of our existing fleet and all of the regional jets currently subject to our firm aircraft orders. As a result, if the agreement is terminated, our revenue will be substantially eliminated and we will incur significant losses unless we are able to enter into satisfactory substitute arrangements. We cannot assure you that we will be able to enter into substitute arrangements or that the arrangements would be as favorable to us as the capacity purchase agreement.

     Our capacity purchase agreement terminates on December 31, 2010, subject to renewal by Continental Airlines through December 31, 2030. However, Continental Airlines may terminate the agreement:

     - at any time without notice or giving us an opportunity to cure, for cause as defined in "Our Capacity Purchase Agreement with Continental Airlines -- Term and Termination of Agreement and Remedies for Breach" in our Form 10-K for the year ended December 31, 2002;

     - at any time upon a material breach by us that does not constitute cause, including our failure to complete a specified percentage of our scheduled flights, as described in "Our Capacity Purchase Agreement with Continental Airlines -- Labor Disruption" in our Form 10-K for the year ended December 31, 2002, if the breach continues for 90 days after we receive notice of it;

     - at any time, without notice or giving us an opportunity to cure, if Continental Airlines makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement; and

     - at any time after January 1, 2007 with 12 months' notice, for any reason or for no reason.

IF CONTINENTAL AIRLINES TERMINATES OUR CAPACITY PURCHASE AGREEMENT, WE MAY LOSE ACCESS TO ALL, OR SUBSTANTIALLY ALL, OF OUR AIRCRAFT FLEET AND AIRPORT FACILITIES AND REGULATORY AUTHORIZATIONS, AS WELL AS ANY SERVICES THAT CONTINENTAL AIRLINES PROVIDES TO US.

     We sublease or lease all of our aircraft from Continental Airlines. In addition, all of the Embraer regional jets subject to our existing firm orders will be leased by Continental Airlines and then subleased to us. If Continental Airlines terminates the capacity purchase agreement for cause, it will have the right to terminate our subleases with it for aircraft covered by the agreement at the time of termination and take possession of these aircraft. As a result, in that event, we would likely lose access to all, or substantially all, of our aircraft fleet and, consequently, our business, operations and ability to generate future revenue would be materially adversely affected.

     If Continental Airlines terminates the capacity purchase agreement for any reason other than cause, we have the option to cancel all or any number of our subleases with Continental Airlines for aircraft covered by the agreement at the time of termination. If we cancel any of these subleases, we will lose access to the subject aircraft, which would reduce the size of our fleet and impair our ability to generate revenue and cash flow. If we elect not to terminate these subleases, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and adversely affect our earnings.

     If the capacity purchase agreement is terminated for any reason, we would likely lose access to all or substantially all of our airport facilities and other services that Continental Airlines provides to us, as well as take off and landing slots and route authorities. Most of the airport facilities that we use are leased from airport authorities by Continental Airlines. If the capacity purchase agreement is terminated, we can be required by Continental Airlines to vacate substantially all of the space subleased to us by Continental Airlines. In addition, Continental Airlines can require us, at any time including upon cessation of flights scheduled on behalf of Continental Airlines (subject to some exceptions), to use commercially reasonable efforts to assign any lease for these airport facilities that is in our name to Continental Airlines or its designee (or to sublease the space to it or its designee). As a result, in order to offer airline service after termination of our capacity purchase agreement, we may have to arrange to use the same or other airport facilities, take off or landing slots, route authorities and other regulatory authorizations used for our scheduled flights at higher rates. Our inability to gain appropriate access to airport facilities, slots or other authorizations, or a significant increase in our cost to do so, would have a material adverse effect on our operating results and financial condition.

     In connection with the capacity purchase agreement, Continental Airlines provides a number of important passenger, aircraft and traffic handling services to us. Upon termination of the capacity purchase agreement, we would either need to provide these services internally or contract with a third party for them. We may not be able to replace these services on a cost-effective basis, which could cause a material adverse effect on our operating results and financial condition.

     While we have no reason to believe, based on information currently available, that Continental Airlines or we will terminate the capacity purchase agreement in the foreseeable future, there can be no assurance that circumstances will not occur causing Continental Airlines or us to terminate the capacity purchase agreement.

IF WE MATERIALLY BREACH OUR CAPACITY PURCHASE AGREEMENT AND CONTINENTAL AIRLINES DOES NOT TERMINATE THE AGREEMENT, WE MAY BE FORCED TO FLY OUR AIRCRAFT FOR REDUCED RATES.

     If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, if the breach is for cause) until the breach is cured. This payment would reduce our revenue under the capacity purchase agreement and would have a material adverse effect on our operating results and financial condition.

CONTINENTAL AIRLINES COULD REDUCE THE LEVEL OF ITS COMMITMENT UNDER OUR CAPACITY PURCHASE AGREEMENT, WHICH COULD MATERIALLY REDUCE OUR REVENUE, EARNINGS, ABILITY TO REPAY OUR DEBT AND OUR EXPECTED GROWTH.

     The capacity purchase agreement covers all of our existing fleet, as well as 62 Embraer regional jets that were subject to firm orders at June 30, 2003. Beginning July 1, 2004, Continental Airlines has the right to reduce the number of our regional jets covered by the agreement, provided that we receive at least 12 months notice. See " Our Capacity Purchase Agreement with Continental Airlines -- Scope of Agreement" in our Form 10-K for the year ended December 31, 2002. Any future reduction in Continental Airlines' commitment under the capacity purchase agreement could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth.

     If Continental Airlines removes regional jet aircraft from the terms of the agreement, we would have the option to:

     - fly the released aircraft for another airline or under our own designator code, subject to our ability to obtain facilities, such as gates and slots, and our exclusive arrangement with Continental Airlines in its hub airports; or

     - decline to fly these aircraft and cancel the related subleases with Continental Airlines.

     If we elect to fly one or more of the aircraft released from the capacity purchase agreement, the interest rate implicit in calculating the scheduled lease payments will automatically increase by 200 basis points to compensate Continental Airlines for its continued participation in our lease financing arrangements, which would directly increase our expenses and decrease our earnings. In addition, we cannot assure you that we would be able to enter into a satisfactory agreement with another airline for the capacity released by Continental Airlines or, alternatively, fly successfully under our own flight designator code, including obtaining the necessary airport facilities and gates. So long as Continental Airlines is our largest customer, if we enter into a capacity purchase or other similar agreement with another major airline relating to 10 or more aircraft that is, in the aggregate, more favorable than Continental Airlines' agreement, Continental Airlines has the right to amend its agreement to be equally favorable. This "most favored nations" clause, as well as other provisions of the capacity purchase agreement described in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, may limit our ability to enter into alternative arrangements with other major airlines.

     On the other hand, if we terminate any of our subleases, we will lose access to the aircraft subject to those subleases, which would reduce the size of our fleet and our future ability to generate revenue and cash flow.

REDUCED UTILIZATION LEVELS OF OUR AIRCRAFT UNDER THE CAPACITY PURCHASE AGREEMENT WOULD REDUCE OUR REVENUE AND EARNINGS.

     The capacity purchase agreement does not require Continental Airlines to meet any minimum utilization levels for our aircraft. In response to the events of September 11, 2001, Continental Airlines reduced utilization by accelerating the retirement of some of our turboprop aircraft and removed those aircraft from the capacity purchase agreement. Even though the block hour rates adjust based on our aircraft utilization levels to compensate us for our fixed costs plus a margin, if our aircraft are underutilized (including taking into account the average length of the aircraft flight, known as stage length, and frequency of our scheduled flights), we will lose both the ability to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights, reducing our revenue and earnings.

OUR CAPACITY PURCHASE AGREEMENT WITH CONTINENTAL AIRLINES MAY RESULT IN LOSSES, PARTICULARLY IF OUR FUTURE COSTS ARE HIGHER THAN EXPECTED. OTHER FACTORS COULD CAUSE OUR MARGINS UNDER THE CAPACITY PURCHASE AGREEMENT TO DECLINE.

     Our capacity purchase agreement with Continental Airlines provides that we will receive block hour rates (based on a formula that will be used through December 31, 2004), plus performance incentives, for all of the scheduled flights that we provide on its behalf. The formula establishes our future block hour rates based, in part, upon our estimates of future costs and will adjust our future block hour rates for changes in some, but not all, of our costs. In addition, although the formula adjusts the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within its specified range, some costs, including most labor costs higher than those reflected in our block hour rates and costs resulting from more flight cancellations than are anticipated under the agreement, are not taken into account in these adjustments. We cannot assure you that the estimates of our future costs will be accurate.

     In addition, although we have the opportunity to renegotiate our block hour rates for each year beginning in 2005 based on the methodology used for determining the formula currently in effect (including the 10% targeted operating margin), we have no right to terminate the capacity purchase agreement in the absence of a material breach of the agreement by Continental Airlines, which can unilaterally extend the agreement for a maximum term of 30 years. If the costs not subject to adjustment under the capacity purchase agreement exceed our expectations, Continental Airlines has no obligation to renegotiate the block hour rates that are in effect through December 31, 2004 and, for subsequent years, we may not be successful in renegotiating rates with Continental Airlines to our satisfaction. As a result, we may realize decreased profits or even losses under the agreement, we may be unable to generate sufficient cash flow to pay our debts on time and we may have to reduce our expansion plans. If any of these events occurs, our operating results and our financial condition would be adversely affected, possibly for a sustained period of time.

     To date, our costs of operations under the capacity purchase agreement have been less than those projected at the time of entering into the agreement. We have also realized substantial payments of incentive compensation based on achieving performance in excess of benchmarked standards. Renegotiation of block hour rates may include adjustments to reflect our lower-than-projected costs, and performance benchmarks governing incentive payments, which are determined on a five-year rolling average period, may become more difficult for us to achieve based on our current performance level. Thus, we may be less likely to achieve in the future the margins and levels of incentive payments achieved in the past.

CONTINENTAL AIRLINES MAY COMPETE WITH US.

     Under some circumstances, Continental Airlines may reduce the level of its commitment under our capacity purchase agreement and replace our capacity with its own aircraft, including any aircraft removed from the agreement and not retained by us, or the aircraft of another regional airline, which could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth. The March 27, 2003 amendment to the capacity purchase agreement provides that we will be Continental Airlines' exclusive provider of regional jets flying in or out of Bush Intercontinental, Hopkins International or Newark Liberty International through January 1, 2007. However, the agreement permits up to 10 regional jet flights per day from each of Continental Airlines' existing hub airports by regional airlines that have arrangements with Continental Airlines' major airline code-share partners. This exclusivity automatically and permanently terminates upon the occurrence of a union-authorized strike. Otherwise, the capacity purchase agreement does not prohibit Continental Airlines from competing, or from entering into agreements with other airlines that would compete, with the routes we serve.

     Continental Airlines currently has code-sharing agreements with several regional airlines where Continental Airlines acts as the primary code-share partner. These relationships provided Continental Airlines approximately 7.5% of its regional feed on an available seat miles basis in 2002. In addition, some of Continental Airlines' major airline code-share partners have arrangements with regional airlines that operate a few regional jet flights in and out of Continental Airlines' existing hub airports. We cannot provide any assurance that Continental Airlines will not expand these relationships in competition with us including through the use of aircraft released from the capacity purchase agreement, or that Continental Airlines will not add its own regional jet capacity in competition with us, subject to our exclusive arrangement at Continental Airlines' three existing hubs.

OUR EXCLUSIVE ARRANGEMENT WITH CONTINENTAL AIRLINES AT ITS HUBS AND OTHER AIRPORTS LIMITS OUR ABILITY TO EXPAND OUR OPERATIONS.

     Our exclusive arrangement with Continental Airlines in the capacity purchase agreement prohibits us, during its term, from flying under our or another carrier's code in or out of Continental Airlines' hub airports (or from or to any other airport where Continental Airlines, together with its subsidiaries and all other regional jets operating under its code, operates an average of more than 50 flights per day in the future) without Continental Airlines' consent. See "Our Capacity Purchase Agreement with Continental Airlines -- Exclusive Arrangement" in our Annual Report on Form 10-K for the year ended December 31, 2002. This means that, without Continental Airlines' consent, we are prohibited from operating flights under our own code or on behalf of any other carrier in or out of these airports. In addition, during the term of the agreement, we are prohibited from operating any of our aircraft subject to the capacity purchase agreement or using our passenger-related airport facilities to fulfill our obligations under the capacity purchase agreement on behalf of any other carrier or for flights under our own code.

WE ARE DEPENDENT ON CONTINENTAL AIRLINES' INFRASTRUCTURE AND THE SERVICES THAT CONTINENTAL AIRLINES PROVIDES TO US.

     In connection with the capacity purchase agreement, we also entered into an administrative support and information services agreement, under which Continental Airlines provides us with services such as information technology support, corporate accounting, internal audit, corporate communications, insurance, purchasing, payroll, human resources, legal, tax and treasury administrative services, and a fuel purchasing agreement, under which we purchase from Continental Airlines all of our fuel requirements. Continental Airlines reimburses us for the costs of all of these services through the block hour rate pricing arrangement in the capacity purchase agreement. We have the right to terminate the provision of services to us under the administrative services agreement at our election. Under the administrative services agreement, we and Continental Airlines have negotiated in good faith to transition some of the services with terms reasonably acceptable to each party. We will continue to work with Continental Airlines to transition the services and to provide for the termination of all of the services provided to us under the administrative services agreement over a period of time to be mutually agreed upon. We cannot provide any assurance that, after expiration or termination of these various agreements, we would be able to replace the services with a comparable service or on terms and conditions as favorable as those we receive from Continental Airlines.

IF A CHANGE OF CONTROL OF OUR COMPANY OCCURS WITHOUT THE CONSENT OF CONTINENTAL AIRLINES, THE BLOCK HOUR RATES THAT WE WILL RECEIVE UNDER THE CAPACITY PURCHASE AGREEMENT WILL BE SUBSTANTIALLY REDUCED.

     Under the capacity purchase agreement, so long as Continental Airlines is our largest customer, if a change of control of our company occurs without the consent of Continental Airlines, our block hour rates under the capacity purchase agreement will be significantly reduced, which would have a material adverse effect on our operating results and financial condition.

     Under the capacity purchase agreement, a change of control of our company is defined as:

     - our merger or consolidation with a major airline, defined as an airline (other than Continental Airlines or its subsidiaries) that had more than $500 million of revenue (or, if we are the surviving entity in the transaction, $1 billion of revenue), adjusted for inflation, during the most recently completed fiscal year;

     - the acquisition by a major airline or group of major airlines acting in concert of more than 10% of our capital stock or voting rights;

     - the acquisition by any other entity or group of entities acting in concert, other than Continental Airlines and its subsidiaries and passive investors, of more than 25% of our capital stock or voting rights, unless such entity or group reduces its ownership to below this threshold within 30 days of the acquisition;

     - our acquisition of more than 10% of the capital stock of an airline (other than Continental Airlines or its subsidiaries) that had more than $1 billion of revenue, adjusted for inflation, during the most recently completed fiscal year, or airline assets that generated more than $1 billion of revenue during the most recently completed fiscal year;

     - our merger or consolidation with another entity following which our stockholders own less than a majority of the voting securities of the surviving entity;

     - the sale or other disposition of all or substantially all of our airline assets to a major airline;

     - the liquidation or dissolution of our company in connection with which we cease operations as an air carrier;

     - a majority of our directors not consisting of either our current directors or individuals nominated by a majority of our board of directors; or

     - our entering into definitive agreements relating to the foregoing matters.

     The existence of these provisions in the capacity purchase agreement limits our ability to negotiate or consummate the sale of all or part of our business to another entity or otherwise participate in any further consolidation in the airline industry. See "-- The highly competitive nature of the airline industry as well as potential substantial consolidation in the airline industry could adversely affect us."

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS, AND WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW OR OTHERWISE RAISE FUNDS TO MAKE REQUIRED PAYMENTS OR PURSUE OTHER BUSINESS OPPORTUNITIES.

     Our high leverage may affect our ability to satisfy our significant financing needs or meet our obligations. As of June 30, 2003, after giving effect to the concurrent offering of our convertible notes (assuming the initial purchasers' option to purchase additional notes is not exercised) we and our subsidiaries would have had approximately $373.2 million of long-term debt and capital lease obligations and our stockholders' equity would have decreased from $67.7 million to an estimated stockholders' deficit of approximately $54.1 million. This includes $227.0 million of outstanding indebtedness attributable to our note payable to Continental Airlines, under which installments of $27.9 million in principal and accrued interest are due quarterly, with the entire unpaid balance due on March 31, 2007. If we do not make these payments in a timely manner, Continental Airlines can reduce its monthly payments to us under the capacity purchase agreement to the extent necessary to offset our defaulted payments.

     There can be no assurance that we will generate sufficient cash or otherwise raise funds to make interest or principal payments on our debt when due or that we will be able to refinance the note at maturity. Even if we are able to timely service our debt obligations, their size could negatively affect our operations in various ways, including increasing the cost, or limiting the availability, of additional financing for working capital, capital acquisitions or other purposes and limiting the ways in which we can use our cash flow. Under the terms of our agreements with Continental Airlines, until April 23, 2004, if we or any of our subsidiaries issue or sell any capital stock of our company or any of our subsidiaries, other than issuances or sales in connection with our employee benefit plans, we are required to use 75% of the net proceeds from that sale to make a principal payment on the note, unless in either case we receive Continental Airlines' consent or at such time Continental Airlines and its controlled affiliates own less than 20% of our outstanding shares of common stock.

     Our credit status could decline as a result of our operating separately from Continental Airlines, and as a result, we may face increased borrowing costs, more restrictive covenants and reduced amounts of credit, which may result in a reduction in the size of our fleet or impair our ability to fly for other carriers. Our operation as a separate entity from Continental Airlines may have a negative impact on our ability to obtain credit on terms similar to those we were able to obtain previously. Historically, Continental Airlines has provided financing and credit support to us. We expect that, except as required by the capacity purchase agreement, Continental Airlines will not continue to provide us financing and credit support. As a result, we may face increased borrowing costs, more restrictive covenants and reduced credit from lenders and suppliers, all of which would adversely affect our operating results, financial condition and our ability to raise capital to pursue other business opportunities.

     Under the capacity purchase agreement and agreements with Embraer, Continental Airlines will acquire or lease from Embraer or its designee all of our current firm order aircraft and sublease these aircraft to us, although neither we nor Continental Airlines has any obligation to acquire or lease any of these aircraft that are not financed by a third party and leased to us or Continental Airlines. Continental Airlines is not required to provide any financing for our Embraer option aircraft or any other aircraft that we may acquire.

     In addition, Continental Airlines may require us to substitute aircraft subject to our existing Embraer options for aircraft that have been removed from the terms of the capacity purchase agreement and that we sublease from Continental Airlines. If Continental Airlines elects to do this, it will be entitled to terminate our sublease and take possession of the replaced aircraft on the option aircraft's scheduled delivery date, regardless of whether the option aircraft is actually delivered or we are able to finance its acquisition. Continental Airlines may also terminate the sublease relating to, and take possession of, any of our aircraft that has been removed from the terms of the capacity purchase agreement to the extent that Continental Airlines provides us with an equivalent replacement aircraft. We will be required to use commercially reasonable efforts to finance the replacement aircraft. If we are unable to obtain financing after using commercially reasonable efforts, we will not be required to exchange our aircraft for the replacement aircraft. However, we cannot assure you that, if Continental Airlines exercises its rights to replace an aircraft and we are able to obtain financing, the terms of any alternative financing will be comparable to those in the subleases with Continental Airlines.

OUR TAX AGREEMENT WITH CONTINENTAL AIRLINES INCREASES OUR EXPOSURE TO CONTINENTAL AIRLINES' FINANCIAL HEALTH.

     In connection with our initial public offering we undertook an internal reorganization, which should reduce the amounts we must pay in the future to various tax authorities as a result of increasing the tax basis of our tangible and intangible assets to fair value. We have agreed in our tax agreement with Continental Airlines to pay to Continental Airlines substantially all of the amount by which our tax payments to various tax authorities are reduced, which could be as much as $400 million over 15 years or longer. See Item 8. "Financial Statements and Supplementary Data -- Notes to Consolidated Financial
Statements -- Note 4 -- Income Taxes" in our Form 10-K for the year ended December 31, 2002 for a detailed discussion of our income taxes, including the increase in the tax basis of our tangible and intangible assets to fair value. After paying these reduced amounts to tax authorities, if it is determined as a result of an income tax audit or examination that any significant amount of these tax benefits should not have been available, thus requiring us to pay additional taxes and/or penalties to one or more tax authorities, and if at that time Continental Airlines were insolvent or bankrupt or otherwise unable to pay us under its indemnification of us for these amounts, then we could be materially adversely affected.

INCREASES IN OUR LABOR COSTS, WHICH CONSTITUTE A SUBSTANTIAL PORTION OF OUR TOTAL OPERATING COSTS, MAY DIRECTLY IMPACT OUR EARNINGS.

     Increased labor costs could impact our results of operations. Labor costs constitute a significant percentage of our total operating costs, and are considered unreconciled costs under the capacity purchase agreement with Continental Airlines. Under our capacity purchase agreement with Continental Airlines, our block hour rates contemplate labor costs that increase on a set schedule through 2004. We are responsible for our labor costs, and will not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the block hour rates. In addition, although the capacity purchase agreement provides for adjustments to the rates we receive under the agreement to maintain our operating margin in any fiscal quarter within a specified range, the effects of our labor costs are not taken into account in these adjustments. As a result, an unplanned increase in our labor costs could result in a material reduction in our earnings.

     The collective bargaining agreement between us and our pilots (who are represented by the Air Line Pilots Association, International ("ALPA") was amendable in October 2002. We began our negotiations with our pilots in July 2002 and had jointly applied for a federal mediator with ALPA on December 20, 2002. Our negotiations are ongoing with the mediator and ALPA and at this time we cannot predict the outcome of these negotiations. We believe that we will incur increased labor costs in connection with the negotiation of our collective bargaining agreement with our pilots. If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to conduct our operations and fulfill our obligations under the capacity purchase agreement. In addition, certain other U.S. air carriers have experienced work slowdowns, strikes or other labor disruptions in connection with contract negotiations. Although we enjoy generally good relations with our pilots, there can be no assurance that we will not experience labor disruptions in the future.

ANY STRIKES OR LABOR DISPUTES WOULD ADVERSELY AFFECT OUR ABILITY TO CONDUCT OUR BUSINESS AND FULFILL OUR OBLIGATIONS UNDER THE CAPACITY PURCHASE AGREEMENT AND COULD RESULT IN TERMINATION OF THE CAPACITY PURCHASE AGREEMENT.

     If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to conduct our operations and fulfill our obligations under the capacity purchase agreement. Under the capacity purchase agreement, a number of adverse consequences could result from a strike or a work stoppage. Upon the occurrence of a union-authorized strike, the capacity purchase agreement provides that:

     - we will no longer have the right to be Continental Airlines' exclusive provider of regional jets in or out of its hubs in Houston, Cleveland and Newark through January 1, 2007, regardless of the length of the strike;

     - we will be compensated only for the flights we complete, and will not be compensated for any controllable or uncontrollable cancellations regardless of our historical cancellation rates;

     - on each of the 2nd, 15th, 30th, 45th, 60th and 75th days of the strike, Continental Airlines will be entitled to terminate our subleases for, and take immediate possession of, up to 20 of our aircraft that are covered by the capacity purchase agreement, to a maximum of 120 aircraft if the strike extends to the 75th day;

     - we will be required to provide to Continental Airlines or its designee, for the duration of the strike and 180 days thereafter and at market rates, first-priority access to all of our flight simulators, hangars, training and other facilities and inventory to the extent necessary to enable Continental Airlines or its designee to operate any aircraft of which Continental Airlines takes possession as a result of the strike; and

     - if the strike continues for 90 days or more, Continental Airlines is entitled to terminate the capacity purchase agreement for cause, cancel our subleases and take immediate possession of all of the aircraft covered by the capacity purchase agreement.

     In addition, a labor disruption other than a union-authorized strike may cause us to be in material breach of the capacity purchase agreement. Under the capacity purchase agreement, whenever we fail to complete at least 90% of our aggregate scheduled flights (based on available seat miles) in three consecutive calendar months or at least 75% of our aggregate scheduled flights (based on available seat miles) in any 45-day period (in each case, excluding flights cancelled due to union-authorized labor strikes, weather, air traffic control or non-carrier specific airworthiness directives or regulatory orders), we will be deemed to be in material breach of the capacity purchase agreement. A labor disruption other than a union-authorized strike could cause us to fail to meet these completion requirements and, as a result, cause us to be in material breach of the capacity purchase agreement. If Continental Airlines gives us notice of such a material breach and we fail to cure the breach within 60 days, or if there is a union-authorized labor strike that lasts more than 60 days, we will have to pay Continental Airlines an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day until the breach is cured. In addition, if we fail to cure the breach within 90 days after notice of the breach, Continental Airlines may terminate the capacity purchase agreement.

     We may also be adversely affected by a labor disruption at Continental Airlines, which might prevent us from operating all of our flights, might cause Continental Airlines to reduce its utilization of our aircraft or might result in labor disruptions by our employees.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR GROWTH STRATEGY.

     In order to meet our growth objectives, we have contracted to add additional aircraft to our fleet over the next several years. Substantial risks accompany our growth plans. Some factors that may impact our growth plan include:

     - the likelihood and structure of continued business relations with Continental Airlines, and Continental Airlines' elections about the inclusion of our aircraft under the capacity purchase agreement;

     - demand for regional air transportation, principally in Houston and Cleveland, and the actual physical availability for growth at airports in Cleveland and Newark;

     - the general condition of the U.S. economy;

     - our ability to hire, train and retain enough pilots, flight crews and mechanics for our aircraft;

     - our ability to obtain and finance enough new Embraer regional jets and other aircraft;

     - our ability to obtain the financing necessary to pay for expansion at acceptable rates; and

     - our ability to operate and manage a larger enterprise cost-effectively.

     Many of these factors are beyond our control. If we are incorrect in our assessment of the profitability and feasibility of our growth plan, or if unforeseen circumstances arise, we may not be able to grow as planned or our growth may have an adverse effect on our operating results and our financial condition.

WE MAY BE UNABLE TO OBTAIN ALL OF THE AIRCRAFT, PARTS OR RELATED SUPPORT SERVICES WE EXPECT TO OBTAIN FROM EMPRESA BRASILEIRA DE AERONAUTICA S.A. ("EMBRAER") OR OTHERWISE OPERATE THE AIRCRAFT, WHICH WOULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATING RESULTS AND OUR FINANCIAL CONDITION.

     As of June 30, 2003, we have a firm order with Embraer for 62 regional jets through 2006 and options to acquire an additional 100 regional jets that are exercisable from 2005 through 2008. We are dependent on Embraer as the manufacturer of all these jets and we are Embraer's largest customer. Any disruption, such as Embraer's inability to perform its obligations as a result of their operational or financial condition, or change in the delivery schedule of these Embraer regional jets would affect our overall operations and could have a material adverse impact on our operating results and our financial condition.

     Our operations could also be materially adversely affected by the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis or the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft. The issuance of FAA directives restricting or prohibiting the use of Embraer regional jets would have a material adverse effect on our business and operations.

RISKS RELATING TO THE AIRLINE INDUSTRY

OUR INDUSTRY HAS INCURRED SIGNIFICANT LOSSES AS A RESULT OF WEAKENED ECONOMIES AND POLITICAL UNCERTAINTIES.

     The industry in which we compete is highly sensitive to the economy. Weak global and domestic economies have significantly decreased overall revenue for the airline industry. Corporate profitability has declined, resulting in reduced business travel, typically the most profitable source of revenue for mainline carriers. In addition, we believe that reduced demand persists not only because of the weak economy, but also due to some customers' concerns about the continuing global conflicts, future terrorist attacks and reprisals. Demand is further weakened by customer dissatisfaction with the hassle and delay of heightened airport security. Under our capacity purchase agreement, Continental Airlines assumes the risk of revenue volatility associated with fares and passenger traffic. Therefore, although we are not directly affected by the decline in demand, so long as Continental Airlines is our largest customer, this factor could influence their commitments to us under the capacity purchase agreement and lead to a reduction in our revenue.

     Terrorist attacks, post-war unrest in Iraq or other world events could result in decreased load factors and yields and could also result in increased costs for us and the airline industry. For instance, fuel costs rose significantly during 2002 and the first quarter of 2003, and have been at historically high levels. Premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to vendors to airlines, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact the operations or costs of airlines, including us.

THE AVIATION SECURITY ACT IMPOSES ADDITIONAL COSTS AND MAY CAUSE SERVICE DISRUPTIONS.

     In November 2001, the President signed into law the Aviation and Transportation Security Act (the "Aviation Security Act"). This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the Department of Transportation (the "TSA"). Among other things, the law required that all checked baggage be screened by explosive detection systems by December 31, 2002 (although during the implementation phase, other permitted methods of screening are being utilized and federal law permits individual airports to request extensions of such deadline). At some airports, the TSA has provided for temporary security measures. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for the airline industry and may result in additional costs, delays and disruptions in air travel. However, pursuant to a supplemental appropriations bill enacted in April 2003, some of these costs have been or will be reimbursed by the U.S. government.

THE HIGHLY COMPETITIVE NATURE OF THE AIRLINE INDUSTRY, AS WELL AS POTENTIAL SUBSTANTIAL CONSOLIDATION IN THE AIRLINE INDUSTRY, COULD ADVERSELY AFFECT US.

     Since its deregulation in 1978, the U.S. airline industry has undergone substantial consolidation, and it may in the future experience additional consolidation. Continental Airlines has had, and expects to continue to have, discussions with third parties regarding strategic alternatives. The impact of any consolidation or significant alliance activity within the U.S. airline industry could adversely affect our operations, our business prospects and our relationship with Continental Airlines.

     The airline industry is highly competitive. We compete not only with other regional airlines, some of which are owned by or operate as code-sharing partners of major airlines including Continental Airlines, but also with low-fare airlines and major airlines on many of our routes. Some of these airlines are larger and have significantly greater financial and other resources than we do. Moreover, competitors could rapidly enter markets we serve for Continental Airlines and quickly discount fares, which could lessen the economic benefit we derive from servicing these markets.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND WE MAY INCUR ADDITIONAL COSTS TO COMPLY WITH SUCH REGULATIONS.

     Our business is subject to extensive government regulation. As evidenced by the enactment of the Aviation Security Act, airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA's regulations. In addition, if any of these actions by the FAA causes us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range.

     Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenue. Additionally, because of significantly higher security and other costs incurred by airports after September 11, 2001 and because reduced landing weights since September 11, 2001 have reduced the fees airlines pay to airports, many airports are significantly increasing their rates and charges to air carriers. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. We cannot assure you that current laws or regulations, or laws or regulations enacted in the future will not adversely affect us.

WE MAY BE ADVERSELY AFFECTED BY FACTORS BEYOND OUR CONTROL, INCLUDING WEATHER CONDITIONS AND THE AVAILABILITY AND COST OF FUEL.

     Generally, revenue for airlines depends on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, icy conditions, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Under our capacity purchase agreement with Continental Airlines, we are substantially protected against cancellations due to weather or air traffic control. However, if we decide in the future to operate our aircraft for another airline or under our own flight designator code, we may not be protected against weather or air traffic control cancellations, which could adversely affect our operating results and our financial condition.

     In addition, if we operate our aircraft for another airline or under our own flight designator code, we could be exposed to the risk of increased fuel prices. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world. Significant changes or extended periods of high fuel costs or fuel supply disruptions would materially affect our operating results. Our ability to pass on increased fuel costs through fare increases would be limited by several factors, including economic and competitive conditions. In addition, if the unavailability of fuel causes us to cancel flights, the resulting reduction in our revenue is not taken into account in the reconciliation payment made under the capacity purchase agreement to maintain our operating margin within a specified range. The cost and availability of adequate supplies of fuel could have a material adverse effect on our operating results and our financial condition in the future.

OUR OPERATIONS ARE AFFECTED BY THE SEASONALITY ASSOCIATED WITH THE AIRLINE INDUSTRY.

     Due to greater demand for air travel during the summer months, revenue in the airline industry in the second and third quarters of the year is generally stronger than revenue in the first and fourth quarters of the year for most U.S. air carriers. Our results of operations generally reflect this seasonality.

RISKS RELATING TO CONTINENTAL AIRLINES' OWNERSHIP OF OUR COMPANY

CONTINENTAL AIRLINES, AS LONG AS IT OWNS A SIGNIFICANT PORTION OF OUR COMMON STOCK, WILL BE ABLE TO CONTROL OR SUBSTANTIALLY INFLUENCE US.

     After the completion of this offering, Continental Airlines will own up to approximately 45% of our common stock. As long as Continental Airlines owns a significant portion of our outstanding common stock, Continental Airlines will be able to control or substantially influence the election of our board of directors and all other matters affecting our company, including:

     - the composition of our board of directors and, through the board, any determination about our business direction and policies, including the appointment and removal of officers;

     - the determination of incentive compensation, which may affect our ability to attract and retain key employees;

     - any determinations about mergers or other business combinations;

     - our acquisition or disposition of assets;

     - our financing decisions and our capital raising activities;

     - the payment of dividends on our common stock; and

     - the amendment of our restated certificate of incorporation or our restated bylaws.

     Continental Airlines owns the sole share of our special voting preferred stock, which provides it with, among other things, the right to elect a designated number of our directors based on the percentage of our common stock that it owns, as described in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002. In addition, under and for the term of the capacity purchase agreement, Continental Airlines has the right to designate one individual to our board of directors (who will not be a director, officer or employee of Continental Airlines) after Continental Airlines is no longer entitled to elect any directors to our board of directors under the terms of our special voting preferred stock held by Continental Airlines.

WE MAY HAVE CONFLICTS OF INTEREST WITH CONTINENTAL AIRLINES, AND BECAUSE OF CONTINENTAL AIRLINES' SIGNIFICANT OWNERSHIP, WE MAY NOT BE ABLE TO RESOLVE THESE CONFLICTS ON AN ARM'S LENGTH BASIS.

     Conflicts of interest may arise between Continental Airlines and us in a number of areas, including:

     - our respective rights and obligations under the capacity purchase agreement;

     - the nature and quality of the services Continental Airlines has agreed to provide to us and the services we have agreed to provide to Continental Airlines;

     - solicitation and hiring of employees from each other;

     - the terms of our collective bargaining agreements;

     - the timing and manner of any sales or distributions by Continental Airlines of all or any portion of its ownership interest in our company;

     - amendments to any of the existing agreements between us and Continental Airlines;

     - actions and decisions of legislative bodies and administrative agencies; and

     - our dividend policy.

     We may not be able to resolve any potential conflicts with Continental Airlines, and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

     Additionally, under our restated certificate of incorporation, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities presented to Continental Airlines or any of its affiliates from any source other than us. Therefore, if Continental Airlines becomes aware of a potential transaction that may be a corporate opportunity for both Continental Airlines and us, Continental Airlines will have no duty to communicate or offer this corporate opportunity to us. In addition, our directors appointed by Continental Airlines will not be liable for breach of any fiduciary duty if they refer a potential opportunity to Continental Airlines instead of us, and Continental Airlines will have no fiduciary duty to us or our stockholders should it pursue or acquire a corporate opportunity for itself, direct the corporate opportunity to another person or fail to communicate information regarding such corporate opportunity to us.

THE AGREEMENTS BETWEEN US AND CONTINENTAL AIRLINES WERE NOT MADE ON AN ARM'S LENGTH BASIS, AND MAY NOT BE FAIR TO US.

     The capacity purchase agreement, the tax sharing agreement and the other contractual agreements we have with Continental Airlines were made in the context of an affiliated relationship and were negotiated in the overall context of this offering. In addition, these agreements may be amended from time to time upon agreement between the parties and, as long as Continental Airlines is a significant stockholder, it will have a significant influence over our decision to agree to any such amendments. As a result of Continental Airlines' control of us when these agreements were negotiated or may be amended, the prices and other terms under these agreements may be less favorable to us than terms we might obtain in arm's length negotiations with unaffiliated third parties for similar services. In addition, these agreements may be more favorable to us than terms we might obtain in any arm's length negotiations. As a result, the terms of these agreements may not be representative of the terms of future agreements that we may enter into with unaffiliated third parties.

OUR DIRECTORS MAY HAVE POTENTIAL CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF CONTINENTAL AIRLINES COMMON STOCK. IN ADDITION, SOME OF OUR DIRECTORS WILL ALSO BE DIRECTORS OR EXECUTIVE OFFICERS OF CONTINENTAL AIRLINES.

     Some of our directors own Continental Airlines common stock and participate in incentive compensation programs of Continental Airlines. This could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Continental Airlines than they do for us. In addition, four of our directors are also current or former directors or executive officers of Continental Airlines. These current executive officers of Continental Airlines will owe fiduciary duties to the stockholders of each company and all of these directors may have conflicts of interest in matters involving or affecting us and Continental Airlines.

RISKS RELATING TO THIS OFFERING

CONVERSION OF THE PROPOSED NOTES WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS.

     As discussed in this prospectus supplement, we currently anticipate that we may issue convertible notes in a private placement on or about the same time as the sale of shares of common stock by Continental Airlines pursuant to this prospectus supplement. The conversion of some or all of the notes proposed to be issued by us would dilute the ownership interests of existing stockholders and investors in this offering. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     The future sale of a substantial number of our shares of common stock in the public market, or the perception that such sales could occur, could significantly reduce our stock price. As of July 15, 2003, we had 64 million shares of common stock outstanding, including 34,646,900 restricted shares held by certain of our stockholders, including Continental Airlines, Inc. These restricted shares may in the future be sold without registration rights under the Securities Act of 1933 to the extent permitted by Rule 144 under the Securities Act or any applicable exemption under the Securities Act. In addition, Continental Airlines, Inc. has registration rights and an effective registration statement.

     We, our officers and the selling stockholder have agreed that for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to an exception allowing the selling stockholder to transfer common stock with a fair market value of up to $90 million to its pension plan on or after September 9, 2003 and subject to certain other exceptions. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time and without notice.

                                USE OF PROCEEDS

     All shares of common stock sold pursuant to this prospectus supplement will be sold by the selling stockholder and we will not receive any of the proceeds from this offering.

     As a result of the offering and sale of our shares of common stock pursuant to this prospectus supplement, Continental Airlines' beneficial ownership of our common stock would decrease from approximately 53% to 45% (or 44% if the underwriters' option to purchase additional shares of our common stock is exercised in full) of our outstanding common stock. This decrease in ownership, and any further decrease resulting from our concurrent private offering of convertible notes and the application of the net proceeds from such offering, as described below under "Concurrent Offering of Convertible Notes," would affect certain governance rights of Continental Airlines with respect to us. See "Stock Repurchase Agreement with Continental Airlines" below.

                    CONCURRENT OFFERING OF CONVERTIBLE NOTES

     We currently contemplate consummating a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, of $125 million aggregate principal amount of convertible notes due 2023 ($143.75 million if the initial purchasers of such offering exercise in full their option to purchase additional notes) concurrently with the sale of the shares by Continental Airlines pursuant to this prospectus supplement. The notes will be convertible under certain circumstances into shares of our common stock at a price to be determined and may not be redeemed prior to 2008. The sale of shares of our common stock pursuant to this offering is not conditioned upon the consummation of the sale of the notes. The consummation of either or both offerings would affect certain governance rights of Continental Airlines with respect to us. See "Stock Repurchase Agreement with Continental Airlines" below.

     This statement regarding the convertible notes will not constitute an offer to sell, or the solicitation of an offer to buy, the convertible notes in any state in which any such offer, solicitation or sale will be unlawful prior to the registration or qualification securities laws of any such state.

              STOCK REPURCHASE AGREEMENT WITH CONTINENTAL AIRLINES

     In connection with the offering of notes described above under "Concurrent Offering of Convertible Notes," we will enter into a stock repurchase agreement with Continental Airlines, pursuant to which we will be obligated to apply any net proceeds received from the offering of notes (including any net proceeds received in respect of the initial purchasers' option to purchase additional notes) to repurchase from Continental Airlines a number of shares of common stock equal to the quotient of such net proceeds divided by the purchase price per share. Pursuant to the stock repurchase agreement, the purchase price per share will equal 97.5% of the offering price to the public in this offering.

     Assuming net proceeds of $121,875,000 (or $140,156,000 if the initial purchasers' option to purchase additional notes is exercised in full) from the offering and sale of the notes, and a purchase price per share of $15.15 (based on an assumed offering price of $15.54), we would repurchase approximately 8,044,000 shares (or 9,250,000 shares if the initial purchasers' option to purchase additional notes is exercised in full) of our common stock from Continental pursuant to the stock repurchase agreement.

     Assuming both the consummation of the sale by Continental Airlines of the shares of our common stock pursuant to this prospectus supplement and our repurchase of common stock from Continental Airlines at a price per share of $15.15 with the estimated net proceeds of our sale of notes, Continental's beneficial ownership interest of our common stock would decrease from approximately 53% to 37.5% (or 36.1% if the initial purchasers' option to purchase additional notes is exercised in full or 34.7% if the initial purchasers' option to purchase additional notes is exercised in full and the underwriters in this offering by Continental Airlines of our common stock exercise their option to purchase additional shares) of our outstanding common stock.

     A decrease in Continental's beneficial ownership of our common stock will result in certain changes in Continental's governance rights under terms of our special preferred voting stock, which is held by Continental. Continental currently has the right to nominate five directors and will continue to have that right so long as it owns at least 50% of our common stock. Three of the directors designated by Continental, Messrs. Bethune, Kellner and Smisek, are also executive officers of Continental and one of our directors is a former executive officer of Continental. Under the terms of our special voting preferred stock, if Continental owns less than 50% but 40% or more of our outstanding shares as a result of these transactions, Continental will have the right to appoint four directors; and if Continental owns less than 40% but 30% or more of our outstanding common stock, Continental will have the right to appoint three directors. See "Note 10 -- Preferred and Common Stock" in our Annual Report on Form 10-K for our fiscal year ended December 31, 2002 for more details.

                              SELLING STOCKHOLDER

     The following table sets forth, to our knowledge, with respect to the selling stockholder:

     - the number of shares of common stock beneficially owned as of July 15, 2003;

     - the maximum number of shares of common stock which may be sold in this offering; and

     - the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered by this prospectus supplement (including shares subject to the underwriters' overallotment option):

                                         SHARES OF COMMON                           SHARES OF COMMON
                                         STOCK OWNED PRIOR        MAXIMUM           STOCK TO BE OWNED
                                          TO THE OFFERING     NUMBER OF SHARES    AFTER THE OFFERING(1)
                                         -----------------    OF COMMON STOCK     ---------------------
SELLING STOCKHOLDER                        NUMBER       %      OFFERED HEREBY        NUMBER         %
-------------------                      ----------    ---    ----------------    ------------    -----
Continental Airlines, Inc. ............  34,000,000    53%       5,750,000         28,250,000       44%

---------------

(1) The information contained in this table is based on 64,000,000 shares of common stock outstanding as of July 15, 2003.

     Continental Airlines presently is able to control or influence the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers. Continental Airlines also owns the sole share of our special voting preferred stock, which provides it with the right to elect a designated number of our directors based on the percentage of shares of our common stock that it owns. Continental currently has the right to nominate five directors and will continue to have that right so long as it owns at least 50% of our common stock. Three of the directors designated by Continental Airlines, Messrs. Bethune, Kellner and Smisek, are also executive officers of Continental Airlines and one of our directors is a former executive officer of Continental. As a result of such offering and sale of our shares of common stock pursuant to this prospectus supplement, Continental Airlines' beneficial ownership of our common stock would decrease from approximately 53% to 45% (or 44% if the underwriters' option to purchase additional shares of our common stock is exercised in full) of our outstanding common stock. Such decrease in ownership, and any further decrease resulting from our concurrent offering of convertible notes and the application of the net proceeds from such offering, as described under "Concurrent Offering of Convertible Notes," would affect certain governance rights of Continental with respect to us. See "Stock Repurchase Agreement with Continental Airlines."

     As of June 30, 2003, we had $227.0 million of indebtedness outstanding under a note payable to Continental Airlines, an amount equal to approximately 52% of our total consolidated assets. During 2002, we made payments of principal and interest on this note in the aggregate amount of $240.5 million, and during the first six months of 2003, we made payments of principal and interest on this note of $102.6 million. Our quarterly payment on our note payable to Continental Airlines for principal and interest is $27.9 million, to be paid through the earlier of March 31, 2007 or until the principal balance and any accrued unpaid interest are paid in full.

     We derived substantially all of our revenue in 2002, and currently expect to derive substantially all of our revenue in 2003, as payments for services we provide under our capacity purchase agreement with Continental Airlines, which is described below. Our total revenue for the six months ended June 30, 2003 was $626.9 million, an amount equal to approximately 15% of Continental's consolidated gross revenues for the same period.

     Under the capacity purchase agreement, Continental Airlines purchases all of our capacity and pays us specified rates per scheduled block hour for our aircraft together with certain incentive payments and reimbursements. Continental Airlines controls scheduling, ticket prices and seat inventories with respect to our operations, performs all sales and ticketing functions for us, and receives cash directly for the sale of our tickets. In connection with the capacity purchase agreement, we have also entered into various aircraft leases and subleases, a master facility and ground handling agreement, an administrative support and information services agreement and a fuel purchasing agreement with Continental Airlines.

     We currently lease or sublease all of our aircraft under long-term operating leases from Continental Airlines. We also lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports, from Continental Airlines. Our total operating lease expense related to leases with Continental Airlines was approximately $137.3 million for the six months ended June 30, 2003.

     Continental Airlines provides various services to us and charges us the rates specified in the capacity purchase agreement. For the six months ended June 30, 2003, such charges included $29.8 million related to customer services such as ground handling, and $7.7 million for other services including technology, legal, accounting, tax, treasury, human resources and risk management services. Continental Airlines also purchased or provided payment for certain items totaling $13.7 million for the six months ended June 30, 2003, such as fuel, certain payroll expenditures and related benefits and charges us the amounts specified in the capacity purchase agreement.

     We have entered into various agreements for purposes of governing our ongoing relationship with Continental Airlines. These agreements include provisions relating to our employee benefit obligations, including flight travel benefits for employees of ExpressJet and Continental Airlines, our initial public offering, the registration of the shares of our common stock held by Continental Airlines and the allocation of federal, state and local tax liabilities between us and Continental Airlines. All of these agreements, as well as the capacity purchase agreement and related operating agreements and leases described above, were made in the context of a parent-subsidiary relationship in which we were not separately advised by legal or financial advisors, and their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

                                  UNDERWRITING

     Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, on a several and not joint basis, and the selling stockholder has agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name below.

                        UNDERWRITER                            NUMBER OF SHARES
                        -----------                            ----------------
Citigroup Global Markets Inc................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston LLC..............................
Goldman, Sachs & Co.........................................
UBS Securities LLC..........................................
                                                                  ---------
          Total.............................................      5,000,000
                                                                  ---------

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares are subject to approval of legal matters by counsel and to other conditions. The underwriters must purchase all the shares if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a
concession not to exceed $     per share. The underwriters may allow, and
dealers may reallow, a concession not to exceed $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and other selling terms.

     The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 750,000 shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent that this option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We, our officers and the selling stockholder have agreed that for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to an exception allowing the selling stockholder to transfer common stock with a fair market value of up to $90 million to its pension plan on or after September 9, 2003 and subject to certain other exceptions. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time and without notice.

     Each of the underwriters has represented, warranted and agreed that:

     - it has not offered or sold and, prior to the date six months after the date of issuance of the shares, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

     - it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares, in circumstances in which section 21(1) of the FSMA does not apply to us.

     Our common stock is traded on The New York Stock Exchange under the symbol "XJT."

     The following table shows the underwriting discounts and commissions that the selling stockholder is to pay the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                              PAID BY SELLING STOCKHOLDER
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................       $              $
Total.......................................................       $              $

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $100,000. We have agreed to pay all expenses incurred in connection with this offering but will not pay any underwriting discounts or commissions.

     In connection with the offering, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and UBS Securities LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and UBS Securities LLC repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In the ordinary course of business, the underwriters and their affiliates have performed, or may in the future perform, banking, investment banking, custodial, advisory and other financial services to us or our subsidiaries from time to time for which they have received customary fees and expenses. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and UBS Securities LLC and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of business. In particular, in connection with the repurchase of shares of our common stock from Continental Airlines, Inc. described herein, we have engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated to render a fairness opinion to us to the effect that the repurchase price of such shares is fair to us from a financial point of view.

     This prospectus supplement and accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree with the selling stockholder to allocate a specific number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate the shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the common stock and certain other legal matters will be passed upon for us by John F. Wombwell, General Counsel for ExpressJet Holdings, Inc., and Andrews & Kurth L.L.P., Houston, Texas. Legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. From time to time, Cleary, Gottlieb, Steen & Hamilton has performed and continues to perform legal services unrelated to this offering for Continental Airlines.

                                    EXPERTS

     The consolidated financial statements and schedule of ExpressJet Holdings, Inc. appearing in ExpressJet Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                               34,000,000 SHARES

                                  COMMON STOCK

                           EXPRESSJET HOLDINGS, INC.

                               ------------------

     The common stock offered using this prospectus will be offered for sale by Continental Airlines, Inc. See "Selling Stockholder."

     The selling stockholder may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. The selling stockholder will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission.

     Our common stock is listed for trading on The New York Stock Exchange under the symbol "XJT." On April 30, 2003, the last reported sale price for our common stock on The New York Stock Exchange was $11.55 per share.

                               ------------------

     YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADINGS "FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 1 AND "RISK FACTORS" REFERRED TO ON PAGE 2 OF THIS PROSPECTUS.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 14, 2003.

                               TABLE OF CONTENTS

Incorporation of Certain Documents by Reference.............    1
Forward-Looking Statements..................................    1
Risk Factors................................................    2
Our Company.................................................    2
Use of Proceeds.............................................    2
Selling Stockholder.........................................    3
Plan of Distribution........................................    5
Legal Matters...............................................    7
Experts.....................................................    7
Where You Can Find More Information.........................    7

                            ------------------------

     You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. These securities are not being offered in any state or other jurisdiction that does not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

     In this prospectus, "ExpressJet," "we," "us" and "our" refer to ExpressJet Holdings, Inc. and its wholly owned subsidiaries, XJT Holdings, Inc. and ExpressJet Airlines, Inc., which operates as Continental Express.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information filed with the SEC (File No. 1-31300). This means that we can disclose important information to you, without actually including the specific information in this prospectus, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference:

     - Our Annual Report on Form 10-K for the year ended December 31, 2002;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     - Our Current Reports on Form 8-K filed January 3, and 15, 2003; February 4 and 12, 2003; March 4, 2003 and April 2 and 15, 2003;

     - The description of our common stock and related preferred stock purchase rights contained in our Registration Statement on Form 8-A (filed April 15, 2002), including any amendment or report filed for the purpose of updating such description; and

     - All filings we make pursuant to the Exchange Act after the date of this initial registration statement and prior to the effectiveness of this registration statement.

     All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents, except for the information furnished under the Item 9 of Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

     You may obtain a copy of the filings incorporated by reference in this prospectus at our website at www.expressjet.com or you may request a copy, at no cost, by writing or calling us at: ExpressJet Holdings, Inc., 1600 Smith Street, Dept. HQSCE, Houston, Texas 77002, Attention: Secretary (telephone: (713) 324-2639).

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We rely on the safe harbor of the act in making such disclosures. Statements beginning with words such as "believes," "intends," "plans," "anticipates," "estimates" and "expects" include forward-looking statements that are based on management's expectations given facts as currently known by management on the date this prospectus was filed with the SEC. Specifically, statements regarding our future operating costs, business prospects, growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our plans and assumptions about future events and are subject to uncertainties, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the known risks that could significantly impact our revenues, operating results, and capacity include, but are not limited to: our dependence on our capacity purchase agreement with Continental Airlines, Inc. ("Continental Airlines"); our dependence on Continental Airline's financial and operational strength; the costs and other effects of enhanced security measures and other possible FAA requirements; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. For further discussions of these risks, please see the following risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 - "-- Risk Factors Relating to Our Capacity Purchase Agreement with Continental Airlines," "-- Risk Factors Relating to Our Business and Operations" and "-- Risk Factors Relating to the Airline Industry."

     The statements in this prospectus are made as of May 1, 2003, and the events described in the forward-looking statements might not occur or might occur to a materially different extent than described in this filing. Except as otherwise required by law, we undertake no duty to update or revise any of our forward-looking statements contained in this prospectus, any accompanying prospectus supplement or in any documents we have incorporated by reference, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     You should carefully consider the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2002 before investing in our common stock. Before deciding to invest in our common stock, you should also consider similar information contained in our Annual Report on Form 10-K or other documents we file with the SEC after the date of this prospectus.

                                  OUR COMPANY

     ExpressJet Holdings, Inc. was incorporated in Delaware in August 1996. We are the largest operator of regional jets in the world and the second-largest regional airline based on available seat miles. We are engaged in the business of transporting passengers, cargo and mail. Our sole asset is all of the issued and outstanding shares of capital stock of XJT Holdings, Inc., the sole owner of the issued and outstanding shares of common stock of ExpressJet Airlines, Inc., which operates as Continental Express. As of March 31, 2003, we offered scheduled passenger service with approximately 1,000 average daily departures to 114 destinations in 37 states, the District of Columbia, Mexico and Canada, providing Continental Airlines all of its regional jet capacity at its hub airports in New York/Newark, Houston and Cleveland. We believe our operations complement Continental Airlines' operations by allowing more frequent service, including off-peak-time-of-day departures, to smaller cities than could be provided economically with large jet aircraft and by carrying traffic that connects with Continental Airlines' mainline jets. Our available seat miles have grown at a compounded annual rate of 24.1% from 2.1 billion in 1997 to 6.2 billion in 2002. We generated $1.1 billion of revenue and $84.3 million of net income applicable to common stockholders for the year ended December 31, 2002.

     Our principal executive offices are located at 1600 Smith Street, Dept. HQSCE, Houston, Texas 77002 and our telephone number is (713) 324-2639.

                                USE OF PROCEEDS

     All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholder and we will not receive any of the proceeds from the sales.

                              SELLING STOCKHOLDER

     The selling stockholder named below may from time to time offer and sell pursuant to this prospectus any and all of the common stock. Our registration of the selling stockholder's shares of common stock does not mean that the selling stockholder will sell all or any of the shares of common stock.

     The following table sets forth, to our knowledge, with respect to the selling stockholder:

     - the number of shares of common stock beneficially owned as of April 30, 2003;

     - the maximum number of shares of common stock which may be sold in this offering; and

     - the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered by this prospectus:

                                         SHARES OF COMMON                           SHARES OF COMMON
                                         STOCK OWNED PRIOR                          STOCK TO BE OWNED
                                          TO THE OFFERING     NUMBER OF SHARES    AFTER THE OFFERING(1)
                                         -----------------    OF COMMON STOCK     ---------------------
SELLING STOCKHOLDER                        NUMBER       %      OFFERED HEREBY        NUMBER         %
-------------------                      ----------    ---    ----------------    ------------    -----
Continental Airlines, Inc..............  34,000,000    53%      34,000,000            --            --

---------------

(1) The information contained in this table is based on 64,000,000 shares of common stock outstanding as of April 30, 2003.

     Continental Airlines presently is able to control or influence the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers. Continental Airlines also owns the sole share of our special voting preferred stock, which provides it with the right to elect a designated number of our directors based on the percentage of shares of our common stock that it owns. Continental currently has the right to nominate five directors and will continue to have that right so long as it owns at least 50% of the common stock. Four of the directors designated by Continental Airlines, Messrs. Bethune, Kellner, McLean and Smisek, are also current or former executive officers of Continental Airlines.

     As of March 31, 2003, we had $299.5 million of indebtedness outstanding under a note payable to Continental Airlines, an amount equal to approximately 67 percent of our total consolidated assets. During 2002, we made payments of principal and interest on the note in the aggregate amount of $240.5 million. Principal and interest payments in the amount of $27.9 million are due quarterly. The entire unpaid balance on the note is due on March 31, 2007. During March 2003 we advanced the $26.0 million of quarterly principal installment due September 30, 2003.

     We derived substantially all of our revenue in 2002, and currently expect to derive substantially all of our revenue in 2003, from payments for services we provide under our capacity purchase agreement with Continental Airlines, which is described below. Our total revenue for the year ended December 31, 2002 was $1.1 billion.

     Under the capacity purchase agreement, Continental Airlines purchases all of our capacity and pays us specified rates per scheduled block hour for our aircraft together with certain incentive payments and reimbursements. Continental Airlines controls scheduling, ticket prices and seat inventories with respect to our operations, performs all sales and ticketing functions for us, and receives cash directly for the sale of our tickets. In connection with the capacity purchase agreement, we have also entered into various aircraft leases and subleases, a master facility and ground handling agreement, an administrative support and information services agreement and a fuel purchasing agreement with Continental Airlines.

     We currently lease or sublease all of our aircraft under long-term operating leases from Continental Airlines. We also lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports, from Continental Airlines. Our total operating lease expense related to leases with Continental Airlines was approximately $231.0 million in 2002.

     Continental Airlines provides various services to us and charges us the rates specified in the capacity purchase agreement. In 2002, such charges included $52.3 million related to customer services such as ground handling, and $14.3 million for other services including technology, legal, accounting, tax, treasury, human resources and risk management services. Continental Airlines also purchases or provides payment for certain items totaling $34.5 million, such certain insurance and payroll expenditures and related benefits and charges us the amounts specified in the capacity purchase agreement.

     We have entered into various agreements for purposes of governing our ongoing relationship with Continental Airlines. These agreements include provisions relating to our employee benefit obligations, including flight travel benefits for employees of ExpressJet and Continental Airlines, the registration of the shares of our common stock held by Continental Airlines and the allocation of federal, state and local tax liabilities between Continental Airlines and us. All of these agreements, as well as the capacity purchase agreement and related operating agreements and leases described above, were made in the context of a parent-subsidiary relationship in which we were not separately advised by legal or financial advisors, and their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

                              PLAN OF DISTRIBUTION

     We are registering the shares to be sold under this prospectus on behalf of the selling stockholder. We will receive no proceeds from this offering. When used below, the term "selling stockholders" includes the selling stockholder and its pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, distribution or other non-sale-related transfer after the date of this prospectus, if any.

     The selling stockholders may sell the shares at any time and from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - privately negotiated transactions;

     - exchange or conversion of securities issued by the selling stockholder;
       and

     - a sale of securities issued by the selling stockholder that are exchangeable for, or convertible into, such shares.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 in connection with sales of the shares.

     Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934 any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such selling stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transaction.

     In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     John F. Wombwell, Vice President and General Counsel of ExpressJet Holdings, Inc will pass upon the validity of the common stock for us. If the common stock is being distributed in an underwritten offering, legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of ExpressJet Holdings, Inc. appearing in ExpressJet Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

     We file (or furnish, as applicable) annual, quarterly and other reports and information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also may be accessed electronically at the SEC's web site at www.sec.gov.

     Our common stock is listed for trading on The New York Stock Exchange under the trading symbol "XJT," and reports, proxy statements and other information concerning us may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain information on our company at our web site at www.expressjet.com.

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                        [EXPRESSJET HOLDINGS, INC. LOGO]

                           EXPRESSJET HOLDINGS, INC.
                                5,000,000 SHARES

                                  COMMON STOCK
                               ------------------

                                   CITIGROUP
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY

                               ------------------
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              UBS INVESTMENT BANK
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